EXHIBIT 12.1
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Nine Months Ended
	September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Earnings from continuing operations	$410,755	$249,048	$317,842	$228,200	$243,543	$241,268	$119,355
Add:
Minority interest	2,541	3,929	5,243	4,875	4,959	5,508	6,461
Income taxes	59,133	15,375	26,892	43,562	15,374	28,169	4,725
Interest expense	216,933	113,803	178,369	152,551	154,427	151,864	162,493

Earnings, as adjusted	$689,362	$382,155	$528,346	$429,188	$418,303	$426,809	$293,034

Fixed charges:
Interest expense	$216,933	$113,803	$178,369	$152,551	$154,427	$151,864	$162,493
Capitalized interest	69,801	41,535	63,885	37,388	36,425	30,534	24,276

Total fixed charges	$286,734	$155,338	$242,254	$189,939	$190,852	$182,398	$186,769

Ratio of earnings, as adjusted to fixed charges	2.4	2.5	2.2	2.3	2.2	2.3	1.6